F 78'91 Trappes

Téléphone : +33 (0) 134 82 79 01
Télécopie : +33 (0) 134 82 79 10

PROVIMI

Secrétariat général

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Trappes, March 25th, 2008

Your ref.: File No. 82-5212

SUPPL

Re: **Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)**

Ladies and Gentlemen,

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

po. C. Guet

Cécile GUI

PROVIMI

ON TOP OF THE FEED CHAIN

High raw material prices and restructuring charges impacted results in 2007

Paris/Rotterdam, 19 March 2008

The Provimi Group (listed on Euronext Paris), one of the world leaders in the animal nutrition business, today announces its results for 2007.

- **Increased raw material prices reduced operating margins, particularly in Pet food,**
- **Good performance in Animal nutrition in The Netherlands, Spain, Poland, Romania, Brazil, Jordan, Vietnam, South Africa,**
- **Increases in central cost, restructuring charges and higher financial expenses negatively impacted results.**

(Unaudited, in million €)	**31/12/2007**	31/12/2006	**Change**
Revenues [(1)]	**1,918.5**	1,645.6	+16.6%
Profit from operations before other income/expenses[(1)]	**91.1**	107.5	-15.3%
Profit from operations[(1)]	**69.4**	99.2	-30.0%
Net income from continuing operations before minority interest[(1)]	**11.1**	57.3	-80.6%
Net income - Group share	**10.5**	54.8	-80.8%
Earnings per share	**0.40**	2.11	

(1) The above figures are excluding the discontinued fish feed operations, which had 2007 sales and a profit from operations of EUR 155.8 million and EUR 7.2 million respectively (2006: EUR 177.6 million and EUR 4.9 million)

Sales increased by 16.6% to EUR 1,918.5 million which was largely due to higher sales prices resulting from increased raw material costs. On a like-for-like basis, sales growth was 14.5%. Less favourable exchange rates had a negative effect of EUR 13.3 million.

Profit from operations before other income/expenses decreased by 15.3% to EUR 91.1 million. Exchange rates had a negative effect of EUR 1.5 million. On a like-for-like basis, profit from operations decreased by 10.1 % over the period.

Segment information by geography

(Unaudited, in million €)	Revenues			Profit from operations before other income & expenses		
	2007	2006	Change	**2007**	2006	Change
France	**192.6**	154.9	+24.3%	**12.9**	15.1	-14.6 %
Poland	**405.3**	347.0	+16.8%	**18.6**	14.8	+25.7%
Rest of Europe	**823.0**	730.8	+12.6%	**48.8**	51.4	-5.1%
North America	**280.7**	228.9	+22.6%	**19.6**	21.2	-7.5%
Rest of the world	**216.9**	184.0	+17.9%	**18.1**	12.6	+43.7%
Holding and consolidation	-	-	-	**(26.9)**	(7.6)	n.a.
Total	**1,918.5**	1,645.6	+16.6%	**91.1**	107.5	-15.3%

In **France**, sales benefited from higher exports and the contribution from the Pet food business acquired in December 2006. Animal nutrition results improved, but the overall profit comparison was affected by a one-off inter-company profit in 2006. In **Poland**, strong growth in Complete feed, as a result of lack of grain at customers, more than compensated for lower Premix sales, which resulted in a strong increase in sales and results. In the **Rest of Europe**, the most significant contribution to growth in sales and profit came from the animal nutrition business in the Netherlands, Spain, Portugal, Russia, Romania and Bulgaria. This was largely offset by lower results in Pet food, where market conditions were difficult, notably in Western Europe, as strong increases in raw material prices could only be partly passed on to customers. In **North America**, sales and results increased in local currency as a result of new market initiatives and the acquisitions made in 2006, but profit in Euro reduced due to the weaker dollar. In the **Rest of the world**, most countries reported a strong increase in sales and results. Difficult market conditions due to swine disease in China, were more than offset by strong growth in India, Jordan, South Africa and in Brazil, which saw a strong sales increase in feed for ruminants.

Holding and Consolidation results decreased by EUR 19.3 million compared to 2006, which at the time benefited from several positive non-recurring central items. In addition, 2007 Head Office costs have increased over the previous year as a result of various key strategic initiatives being implemented across the Group.

Other income and expenses amount to EUR 21.7 million (2006: EUR 8.3 million). These relate to the integratiRn RI WH GURuS's 3HWRRG DFWities in Europe (EUR 11.3 million), the reorganization of the Complete feed activities mainly in Central and Eastern Europe (EUR 3.8 million) and the costs incurred related to the change in shareholding of the Provimi Group (EUR 5.0 million) and a subsequently organized and launched strategic review of Provimi's operations (EUR 1.6 million).

Net financial costs increased to EUR 43.4 million (2006: EUR 19.7 million), mainly as a result of the increase in net debt due to the payment of special dividends, the acquisition

of minority shares in Poland and India, higher interest rates and the write-off of capitalized costs of the previous financing facility.
Pre-tax income amounted to EUR 26.0 million (2006: EUR 79.8 million).

The **effective tax rate** of the Group increased to 57% (2006: 28%). The increase was due to tax paid on an exceptional dividend received in the year and the non-recognition of deferred tax assets for certain 2007 losses, which together had an impact of EUR 7.5 million.

As a result of the above, **net income – Group share** decreased to EUR 10.5 million (2006: EUR 54.8 million).

Net debt increased to EUR 793.6 million, including the debt of the disposed Fish feed activities (2006: EUR 406.9 million). The increase was mainly due to the distribution of exceptional dividends (EUR 289.9 million), acquisition of minority shares in Poland and India (EUR 61 million) and a higher working capital (EUR 25 million).

Other developments
The disposal of the Fish Feed activities in Spain, Denmark and Chile to Biomar (Denmark) was completed on 31 January 2008. Sales and profit from operations of the discontinued activities amounted to EUR 155.8 million and EUR 7.2 million respectively (2006: EUR 177.6 million and EUR 4.9 million).

Outlook 2008
Ongoing raw material price increases could continue to impact market conditions in 2008. The Group will continue its restructuring activities to improve efficiency and to adapt the organisation to the changing market conditions.

The Provimi Group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It employs over 8,000 people and has annual sales of EUR 1.9 billion. Provimi has more than 100 production centres in some 30 countries and exports to over 100. Provimi manufactures products and supplies technical support for various species, including ruminants, poultry, swine and pets.

For further information, please contact:

Investor relations:
Olivier Leduc: + (33) 1 34 82 79 04

Press relations:
Miriam ter Braak: + (31) 10 423 96 33, or mobile + (31) 6 511 23 766

This press release and other info on the FRPSDny FDn Ee GRwnQRDeG IURP the GURuS's website: **http://www.provimi.com**

END